FIRST HARTFORD REALTY CORPORATION

149 COLONIAL ROAD

P.O. BOX 1270

MANCHESTER, CT   06045-1270

TEL: (860) 646-6555

FAX: (860) 646-8572

November 6, 2013

Mr. Mark Rakip

Staff Accountant

Division of Corporation Finance

United States Security and Exchange Commission

100 Street, NE Washington, DC  20549

RE:

First Hartford Corp.

Item 4.02 Form 8-K

Filed October 29, 2013

File No. 0-8862

Response to SEC Letter Dated October 31, 2013

Dear Mr. Rakip:

We are writing in response to your letter dated October 31, 2013 relating to our Form 8-K filed on October 29, 2013.  Our responses are set forth below and have been organized in the same manner in which the Staff’s comments were organized.  For convenience, we have repeated your comments along with our response.

Comment 1.  Please tell us, and provide in your to-be-amended periodic filings, substantially more information detailing the facts underlying your conclusion that you determined that you were required to consolidate four entities previously accounted for under the equity or cost methods of accounting.

Response:   First Hartford Corporation (FHC) re-evaluated its accounting for each entity in which it owns less than a 100% equity interest.  Those entities included among others FHC’s 50% ownership interests in Cranston Parkade, LLC, CP Associates, LLC and Trolley Barn Associates, LLC as well as its nominal interest (less than 2%) in Hartford Lubbock Parkade LLP. In general, because it is the equivalent of the general partner in each of the specified entities it is presumed to have a controlling financial interest.  FHC, in conjunction with its independent auditors, re-evaluated the facts and circumstances related to each of these entities, including factual background, legal framework and terms of governing documents of these particular entities.  After such reevaluation, and further consideration of the applicable accounting standards and literature including application of the substantive participating rights standards, FHC concluded that these entities should be consolidated.

Additional details of each investment follows:

Investment in Cranston/BVT Associates Limited Partnership via Cranston Parkade, LLC

Cranston/BVT Associates Limited Partnership owns a retail commercial shopping center which leases to a limited number of tenants.

Cranston Parkade, LLC as a limited partner owns 98% of Cranston/BVT Associates Limited Partnership and 100% of CP/BVT, Inc. CP/BVT, Inc. in turn as the general partner, owns the remaining 2% of Cranston/BVT Associates Limited Partnership.

Cranston Brewery, LLC and Brewery Parkade, Inc. each own 50% of both Cranston Parkade, LLC and CP/BVT, Inc. First Hartford Corporation (FHC) owns 100% of Brewery Parkade, Inc. which is the managing member of Cranston Parkade, LLC. Therefore, FHC indirectly owns 49% of the limited partnership interest and 1% of the general partnership interest in Cranston/BVT Associates Limited Partnership but indirectly may be deemed to control the 2% general partnership interest. As such, FHC may be deemed to control Cranston/BVT Associates Limited Partnership.

Under ASC 810.20, the general partners in a limited partnership (or similar entity such as a limited liability company) are presumed to control that limited partnership. ASC 810.20 does not apply to variable interest entities (VIEs). The presumption of control is overcome if the limited partners have substantive participating rights. Such rights provide the limited partners with the ability to effectively participate in significant decisions made in the ordinary course of business.  Upon a reevaluation of the relevant facts and circumstances, we have concluded that the limited partners do not appear to have substantive participating rights. The presumption that the general partners control may also be overcome if the limited partners have substantive “kick-out” rights. Substantive kick-out rights enable the limited partners to bring about dissolution or liquidation of the partnership or otherwise bring about the removal of the general partner without cause. The limited partners do not appear to have substantive kick-out rights. While this determination is not without any issue when considering the factual background and legal framework of this entity relative to the applicable accounting standards and literature, upon our reevaluation we have concluded that FHC should be the reporting entity and is presumed to have control in Cranston/BVT Associates Limited Partnership as discussed above. As such consolidation is required. In its prior annual and interim filings, FHC accounted for this investment using the equity method.

Is Cranston/BVT Associates Limited Partnership a VIE? Answer: No. Cranston/BVT Associates Limited Partnership finances its operations without other subordinated financial support from other parties, including the general and limited partners. Its partners (general and limited) as a group have the right to residual returns and obligation to absorb losses, all in proportion to their ownership interests. Lastly, the partners as a group have the ability to make decisions that significantly impact operating results.

Investment in CP Associates, LLC (CP Associates)

CP Associates owns and leases commercial real estate.

First Hartford Corporation through its 100%-owned subsidiary, Brewery Parkade, Inc., has a 50% member ownership interest in CP Associates and is its managing member. The remaining ownership interest of 50% is held by Cranston Brewery, LLC.

The rights and obligations of the members of CP Associates are governed by a limited liability company agreement. CP Associates operates under both that agreement and a property management agreement with Paolino Management, LLC. The latter LLC is controlled by Mr. Joseph R. Paolino, Jr.  Mr. Paolino is also a managing member of Cranston Brewery, LLC – a 50% member of CP Associates. Under the property management agreement, Paolino Management, LLC oversees all day-to-day activities of CP Associates for which it receives a fee.

Analysis

Under ASC 810.20, the general partners in a limited partnership (or similar entity such as a limited liability company) are presumed to control that limited partnership. (ASC 810.20 does not apply to VIEs.) Therefore, the managing member of a limited liability company is the equivalent to a general partner in a limited partnership and is presumed to control the limited liability company. The presumption of control is overcome if the other members have substantive participating rights. Such rights provide the other members with the ability to effectively participate in significant decisions made in the ordinary course of business. Upon a reevaluation of the relevant facts and circumstances, we have concluded the other members do not appear to have substantive participating rights as discussed below. The presumption that the managing member controls may also be overcome if the other members have substantive “kick-out” rights. Substantive kick-out rights enable the other members to bring about dissolution or liquidation of the limited liability company or otherwise bring about the removal of the managing member without cause. The other members do not appear to have substantive kick-out rights as discussed below. While this determination is not without any issue when considering the factual background and legal framework of this entity relative to the applicable accounting standards and literature, upon our reevaluation we have concluded that FHC should be the reporting entity and is presumed to have control in CP Associates because it is the managing member. As such consolidation is required. In its prior annual and interim filings, FHC accounted for this investment using the equity method.

Presumption of Control: Substantive Participating Rights

CP Associates operates under both a limited liability company agreement and a property management agreement with Paolino Management, LLC. The latter LLC is controlled by Mr. Joseph R. Paolino, Jr. Mr. Paolino is also a managing member of Cranston Brewery, LLC – a 50% member of CP Associates.

Brewery Parkade, Inc. (i.e. FHC) is the manager member of CP Associates under its limited liability company agreement. Under Section 5.1.2 of that agreement it has the full power and authority to make decisions on behalf of that entity subject in all cases to other provisions including Section 5.1.3. Section 5.1.3 restricts the manager member from undertaking any significant economic activities without the consent of the other member. These activities include:

1.             Selling the underlying real estate;

2.             Refinancing or extinguishing existing outstanding debt prematurely;

3.             New borrowing;

4.             Making capital expenditures in excess of normal requirements;

5.             Admitting new members, merging or consolidating; and

6.             Changing the nature of the business.

Under the property managing agreement, Paolino Management, LLC manages the day- to-day operations of CP Associates and:

1.             Has absolute control of its cash and investments;

2.             Determines and makes distributions;

3.             Engages Paolino’s accountants to prepare CP Associates’ tax returns; and

4.             Purchases all insurance coverage from a related party (family member).

Upon a reevaluation, we have concluded that the above rights are not sufficiently considered substantive participating rights, rather than protective rights. Therefore, as the manager member, we have concluded that the presumption of control is not overcome.

Is CP Associates a VIE? Answer: No. CP Associates finances its operations without other subordinated financial support from other parties, including the managing and other members. Its members (managing and other) as a group have the right to residual returns and obligation to absorb losses, all in proportion to their ownership interests. Lastly, the members as a group have the ability to make decisions that significantly impact operating results.

Investment in Trolley Barn Associates, LLC.

FHC has a 50% membership interest Trolley Barn Associates, LLC; the remaining 50% membership interest is owned by Cranston Brewery LLC. FHC is the managing member and Cranston Brewery LLC is the property manager.

Trolley Barn Associates, LLC owns undeveloped land in Cranston, Rhode Island and is otherwise inactive. Annually approximately $50,000 of carrying costs are incurred and shared 50/50 between the two members.

As of April 30, 2013 Trolley Barn Associates, LLC has cash and prepaid expenses of $12,000, land of $392,000, accounts payable of $12,000, due to members of $891,000 (including FHC of $522,000) and a deficiency in assets of $499,000, including a loss for 2013 of $53,000.

FHC does not believe that Trolley Barn Associates, LLC is material to its consolidated financial statements which reflects approximately $160,000,000 in total assets and debt.  Further, there is no effect on the controlling interest’s share of operating results since FHC expenses its share of the property’s carrying costs as mentioned above. If applicable, FHC would consolidate because, as the manager of the limited liability company, it is deemed to be the equivalent of a general partner in a limited liability partnership and as such is presumed to have control under ASC 810.20. ASC 810.20 does not apply to VIEs.

Is Trolley Barn Associates, LLC a VIE? Answer: Yes. Since Trolley Barn Associates, LLC is unable to finance its operations without other subordinated financial support from other parties, including the managing and other members.

Does FHC hold a variable interest in Trolley Barn Associates, LLC? Answer: Yes, consisting of its membership ownership.

Is FHC the primary beneficiary? Answer: Yes. As the manager it directs the most significant economic activities and is either obligated to absorb losses or entitled to receive benefits that could be significant to Trolley Barn Associates, LLC.

Conclusion: FHC will consolidate Trolley Barn Associates, LLC as a VIE in which FHC is the primary beneficiary. In its prior annual and interim filings, FHC accounted for this investment using the cost method.

Investment in Hartford Lubbock Parkade LLP (HLP).

FHC has a nominal ownership interest (less than 2%) in HLP and is the general partner; the majority ownership (more than 98%) is owned by Lubbock Parkade, Inc. which in turn is wholly-owned by Journal Publishing, Inc. which in turn is owned by Neil Ellis, CEO and principal stockholder of FHC, and his wife.

HLP owns a shopping center in Lubbock, Texas; FHC is the managing agent and receives a fee for such services.

Also, under the substance of the arrangement certain important decisions are made based on proportionate ownership, i.e. Lubbock Parkade, Inc. as the limited partner with majority ownership makes all important decisions as directed by Neil Ellis, the sole owner of the ultimate parent of Lubbock Parkade, Inc.  Pursuant to the legal documents governing the entity, the general partner (FHC) makes certain important decisions and directs substantially all of the activities of HLP and therefore is presumed to control HLP. Further, Lubbock Parkade, Inc. as a limited partner does not appear to have substantive participating or kick-out rights. While this determination is not without any issue when considering the factual background and legal framework of this entity relative to the applicable accounting standards and literature, upon our reevaluation we have concluded that FHC will consolidate HLP under ASC 810.20. In its prior annual and interim filings, FHC accounted for this investment using the cost method. ASC 810.20 does not apply to VIEs.

Is HLP a VIE? Answer: No. HLP finances its operations without other subordinated financial support from other parties, including the general and limited partners. Its partners (general and limited) as a group have the right to residual returns and obligation to absorb losses, all in proportion to their ownership interests. Lastly, the partners as a group have the ability to make decisions that significantly impact operating results.

Comment 2.  Regarding the determination that you were required to consolidate previously unconsolidated subsidiaries, please tell us what factors, if any, were in existence that were not previously present causing you to determine that you should consolidate the assets/liabilities and operations of such entities. Please tell us the accounting literature relied upon for your conclusion.

Response: The process of re-evaluating the accounting for our investments in entities where FHC owns less than a 100% equity interest was challenging. FHC’s 50% investment in Cranston Parkade, LLC had been accounted for using the equity method consistently for numerous years. Similarly, FHC’s 50% investment in Trolley Barn Associates, LLC as well as its nominal interest (less than 2%) in Hartford Lubbock Parkade LLP had also been accounted for using the cost method for numerous years. There have been no changes in the facts and circumstances. Upon completing its re-evaluation of the accounting for them, including review and consideration of the factual background and legal framework for each of these entities, as well as consideration of the applicable accounting standards and literature including consideration of legal and historic participation rights, FHC believes that the incorrect accounting was simply the result of the incorrect application of applicable accounting standards to the factual and legal framework for these entities.

Prior to May 1, 2010 FHC accounted for its 50% ownership interest in  CP Associates, LLC using full consolidation. Effective May 1, 2010 FHC reported that it adopted ASU 2009-17 Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. The adoption of ASU 2009-17 and more specifically the application to FHC’s interest in CP Associates, LLC was incorrect since CP Associates was not a VIE. FHC should have continued to consolidate CP Associates, LLC under ASC 810.20.

Comment 3.  We note that you intend to file restated financial statements. Please tell us how, and when, you will file such financial statements.

Response: FHC is currently assembling the financial information for consolidation and determining the appropriateness of the amounts, including those applicable to Trolley Barn Associates, LLC and Hartford Lubbock Parkade LLP which had been previously accounted for at cost. The process is difficult, time consuming and costly. FHC is committed to achieving the proper accounting. FHC proposes to restate its fiscal 2012 financial statements, in conjunction with filing its Form 10-K for the year ended April 30, 2013 and to file an amended Form 10-K for the year ended April 30, 2012 limiting the restatement to fiscal 2012 with a restatement to equity as of April 30, 2011 for the effects on years prior to April 30, 2011. FHC proposes to present restated interim financial statements for the quarters ended July 31, 2011, October 31, 2011 and January 31, 2012 concurrently when it files its Form 10-Q for the quarters ended July 31, 2012, October 31, 2012 and January 31, 2013.

Presently FHC is discussing the additional requirements of its current and predecessor independent registered public accounting firms and at this time is not able to specify a date when it expects to make its filings.

The undersigned acknowledges:

FHC is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

FHC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact me by e-mail at sgreenwald@firsthartford.com or by telephone at 860-646-6555.

Thank you for your help.

Sincerely yours,

/s/ Stuart I. Greenwald

Stuart I. Greenwald

Treasurer